

Mail Stop 4631

October 2, 2017

<u>Via Email</u>
Mr. Brian Gelman
Chief Financial Officer
GlyEco, Inc.
230 Gill Way
Rock Hill, SC 29730

> **Re: GlyEco, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed April 6, 2017**
> **File No. 0-30396**

Dear Mr. Gelman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 8 – Financial Statements and Supplementary Data, Page 38

Note 10 – Business Combinations and Asset Acquisition, Page 57

1.   Please tell us why you believe it is appropriate to include income tax benefit of $1.0 million in the fair value of the total consideration transferred to acquire WEBA. Refer to ASC 805-30-30-7.

Item 9A – Controls and Procedures, Page 65

2.   In future filings please identify which version, 1992 or 2013, of the COSO framework management used in performing its assessment of internal control over financial reporting.

        You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and
                                        Construction